

Mail Stop 3720

October 18, 2006

Via U.S. Mail and Fax (202.333.8251)
Mr. Lawrence S. Winkler
Chief Financial Officer
Inphonic, Inc.
1010 Wisconsin Avenue, Suite 600
Washington, DC 20007

      RE: Inphonic, Inc.
            Form 10-K for the fiscal year ended December 31, 2005
            Filed March 16, 2006

            Form 10-Q for the quarterly period ended June 30, 2006

            File No. 0-51023

Dear Mr. Winkler:

      We have reviewed your supplemental response letter dated October 4, 2006 as well as the above referenced filings and have the following comments. As noted in our comment letter dated September 28, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended December 31, 2005

Note 5 – Long-lived Assets, page F-24

1.   Please refer to prior comment 1. We note that the Original Agreement was entered into during December 2000. Please:

- Tell us in detail about the terms and conditions that have been modified from the Original Agreement through the current agreement. In addition, if the agreement is currently in the process of renewal, describe in detail the items modifying the original terms and conditions. For instance, you should describe in detail the subsequent changes to the pricing structure of the services sold and any other changes.

- Tell us if your contract would have been renewed if these pricing changes had not been made, and why you have concluded these changes are not a material modification to the contract.

In view of the nature of the business environment and the intense competition within this industry, it seems likely that subsequent renewals may result in significant modifications to the original contract terms and conditions of the agreements. Since it appears unlikely that these agreements will remain in place without material modifications, accounting for these agreements as indefinite-lived assets is not consistent with the guidance in paragraph 11(d) of SFAS 142. Accordingly, we continue to believe the classification of your supplier relationship as an indefinite-lived intangible asset is not appropriate.

In determining the useful life of the agreements, we believe you should use the period of time the agreements are expected to remain in place, assuming renewals, without material modifications to the original terms and conditions.

2. With respect to your evaluation of paragraph 11(e) of SFAS 142, tell us the relative cost or penalty to Dish Network for terminating your relationship. Tell us your consideration of whether Dish Network can transfer its business elsewhere without undue cost or penalty.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please file your response letter via EDGAR. You may contact Bob Carroll, Staff Accountant, at (202) 551-3362 or Kyle Moffatt, Branch Chief Accountant, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

/s/ Kyle Moffatt for

Larry Spirgel
Assistant Director